**Full Value Partners L.P., 250 Pehle Ave, Suite 708, Saddle Brook, NJ 07663**
**(201) 556-0092 // Fax: (201)556-0097 // pgoldstein@bulldoginvestors.com**

March 16, 2015

Deutsche Global High Income Fund Inc.
One Beacon Street
Boston, MA 02108

Attn: John Millette, Secretary

Dear Mr. Millette:

Full Value Partners L.P. is a member of the Bulldog Investors group which is concurrently filing a Schedule 13D for Deutsche Global High Income Fund Inc. (the "Fund"). Please refer to that filing for additional information. Full Value Partners owns 100 shares of the Fund in registered name and 78,161 in street name, all of which were purchased since July 2013.

We are writing to you in an effort to comply with the Fund's extraordinarily complex and onerous advance notice requirements as set forth in Section 9.11 of its bylaws. Our understanding is that the purpose of an advance notice requirement is limited to ensuring that a stockholder meeting is orderly by eliminating the possibility of surprise nominations and proposals. We think many of the requirements in Section 9.11 do not serve that, or any legitimate business purpose. In particular, we do not believe the requirement that each of our nominees for election provide a completed and signed questionnaire, representation and agreement set forth in Section 9.12 of the bylaws to the incumbent directors is a valid requirement. Therefore, we ask that the board waive it. If our nominees are elected, they will promptly submit the appropriate forms.

We intend to have a representative appear in person or by proxy at the Fund's 2015 annual meeting to nominate the persons named below for election as directors of the Fund:

<u>Gerald Hellerman</u> (born 1937); 5431 NW 21st Avenue, Boca Raton, FL 33496 – Mr. Hellerman owned and served as Managing Director of Hellerman Associates, a financial and corporate consulting firm, from 1993 to 2013. Mr. Hellerman is a director and chairman of the audit committee of Imperial Holdings, a director and chairman of the Audit Committee of MVC Capital, a director, chief compliance officer of the Mexico Equity and Income Fund and Special Opportunities Fund, Inc., and a director for Ironsides Partners Opportunity Offshore Fund. Mr. Hellerman also served as a financial analyst and later as a branch chief with the U.S. Securities & Exchange Commission over a ten-year period, as Special Financial Advisor to the U.S. Senate Subcommittee on Antitrust and Monopoly for four years, and as the

Chief Financial Analyst of the Antitrust Division of the U.S. Department of Justice for 17 years.

Andrew Dakos (born 1966); Park 80 West, Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663 -- Mr. Dakos is a member of Bulldog Investors, LLC, the investment adviser of Special Opportunities Fund, Inc. and the investment partnerships comprising the Bulldog Investors group of private funds. He also is a manager of Kimball & Winthrop, LLC, the managing general partner of Bulldog Investors General Partnership, since 2012. From 2001-2012, Mr. Dakos was a member of the general partners of several private funds in the Bulldog Investors group of private funds and in 2012 became a member of Bulldog Holdings, LLC which became the sole owner of such general partners. Mr. Dakos has been a director of Special Opportunities Fund, Inc., a closed-end fund, since 2009, and the Mexico Equity and Income Fund, Inc., a closed-end fund, since 2001. He has also been a director of Imperial Holdings, Inc., a specialty finance company, since 2012, and Brantley Capital Corporation, a business development company, intermittently from 2005-2013. From 2009-2012 he served as Chief Compliance Officer of Bulldog Investors, LLC.

Richard Cohen (born 1954); Lowey Dannenberg Cohen & Hart, P.C., One North Broadway, 5[th] Floor, White Plains, New York 10601-2310 – Since 1998, Mr. Cohen has been employed as a lawyer by Lowey Dannenberg Cohen & Hart, P.C., a law firm that represents investors and directors in public companies, including closed-end funds. He has been a Director of Lowey Dannenberg since 2005, served as its President from 2008-2014 and became the Chairman in 2015. He served as a Director, and was on the audit, compensation and nominating committee of, MGT Capital Corporation from 2011-2012. Mr. Cohen has represented institutional investors in a number of stockholder voting rights and corporate governance cases, and has advised boards of directors of public companies for more than 30 years.

James Chadwick (born 1973); Mr. Chadwick has been a portfolio manager and Director of Research at Ancora Advisors LLC since 2014. From 2012 to 2013, Mr. Chadwick was a Managing Director of the private equity firm Main Street Investment Partners. From June 2010 to April 2011, Mr. Chadwick served as a Managing Director of the private equity firm Opus Partners, LLC. From March 2009 to June 2010, Mr. Chadwick served as a Managing Director of the private equity firm Harlingwood Equity Partners LP. From January 2006 to December 2008, Mr. Chadwick was the Managing Partner of Chadwick Capital Management. Mr. Chadwick has been a director of Imperial Holdings, Inc. since June 2013 and was a director of Special Opportunities Fund, Inc. from 2009 to 2014.

None of our nominees is an interested person of the Fund and none owns any shares of the Fund. There are no arrangements or understandings between any nominee and Full Value Partners in connection with the nominations nor do we believe there are there any material conflicts of interest that would prevent any nominee from acting in the best interest of the Fund.

Please notify us as soon as possible if you would like any further information or if you believe there are any deficiencies in this advance notice letter so that we can promptly cure them. Thank you.

Very truly yours,

Phillip Goldstein
Principal of the General Partner